SEMGROUP ENERGY PARTNERS, L.P.

Two Warren Place

6120 South Yale Avenue, Suite 700

Tulsa, Oklahoma 74136

May 25, 2007

VIA EDGAR TRANSMISSION

Memorandum

for

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SemGroup Energy Partners, L.P.
Registration Statement on Form S-1
File No. 333-141196

This memorandum sets forth the responses of SemGroup Energy Partners, L.P. (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 23, 2007 (the “Comment Letter”) with respect to the Partnership’s registration statement on Form S-1 (File No. 333-141196) (the “Registration Statement”). The changes described herein are incorporated in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which has been filed with the Commission via EDGAR simultaneously with this memorandum. For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.

Form S-1 filed May 4, 2007

General

1.	Ensure your compliance with prior comments 2 and 3 of our comment letter dated April 6, 2007.

Response:

We have filed with Amendment No. 3 all exhibits that are currently available. Please see Exhibits 5.1, 10.3, 10.5, 10.6, 10.7, 10.8, 10.9 and 23.4. All appendices to the Registration Statement have been filed. We will file any remaining exhibits and omitted information promptly.

Executive Compensation, page 98

2.

We note that in determining the salaries of each named officer, your general partner will consider the responsibilities of each officer and certain market data. We further note that initially the salaries of the officers will range from $450,000 to

$250,000. Please identify the market data and discuss in full detail the elements of the officers’ responsibilities that have been taken into account in determining the officers’ salaries at the initial levels. Identify specifically the similar positions, similar responsibilities and peer companies to be reviewed by the compensation committee. See Item 402(b)(2)(xiv) of Regulation S-K.

Response:

We have revised the Registration Statement as requested. Please see page 104.

3.	Explain in better detail how the payment levels were set for termination payments. See Item 402(j)(3) of Regulation S-K.

Response:

We have revised the Registration Statement as requested. Please see page 106.

Notes to Financial Statements, page F-12

4.	We understand from your response to comment 13 of our letter dated May 1, 2007, that there are no legal or contractual obligations associated with the retirement of the property, plant and equipment that you currently own. Please confirm to us that you are not obligated to remove, dispose or otherwise obligated for the costs of abandoning the underground pipelines constructed on the rights-of-way of third-party property owners and above-ground storage facilities upon their retirement or when they are determined obsolete, and explain to us why you do not have such obligation.

Response:

As we discussed with Mr. Ryan Milne on May 25, 2007, we confirm that we are not obligated to remove or dispose of, or otherwise obligated for the costs with respect to, abandoning the underground pipelines constructed on the rights-of-way of third-party property owners and above-ground storage facilities upon their retirement or when they are deemed obsolete. In the process of reaching such conclusion, we have consulted with our legal counsel and appropriate operational personnel regarding this matter and are not aware of the existence of any such legal or contractual obligations. We have examined our right-of-way agreements and determined that no obligation exists with respect to these contracts. Furthermore, we have no precedent of incurring costs with respect to the abandonment of underground pipelines. In addition, substantially all of our above-ground storage is on land that we own, which supports our conclusion that we have no contractual obligation to remove or dispose of such facilities. We have disclosed our conclusion with respect to asset retirement obligations on page 79 of the Registration Statement.